

October 1, 2010

Ayelet Dugary
Chief Financial Officer
SIGA Technologies, Inc.
35 East 62nd Street
New York, NY 10065

>   **Re: SIGA Technologies, Inc.**
>   **Form 8-K**
>   **Filed September 28, 2010**
>   **File No. 000-23047**

Dear Mrs. Dugary:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Form 8-K
Item 4.02(a) Non-Reliance on Previously Issued Financial Statements or Related Audit Report or Completed Interim Report., page 2

1. Please tell us whether you will reconsider, in accordance with Item 307 of Regulation S-K, the adequacy of your previous assertions in your consolidated financial statements for the years ended December 31, 2009 and 2008, and the quarterly periods from June 30, 2008 through June 30, 2010 regarding your disclosure controls and procedures, in light of the material errors that you have described.

2. Please also provide us with an estimated time-frame as to when you intend to file the amended Form 10-K and Forms 10-Q for the periods discussed in this filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (202) 551-3658.

Sincerely,

Tabatha Akins
Staff Accountant